February 26, 2007

Mail Stop 4561

Mr. Adam Radly, Chief Executive Officer
Edgetech Services Inc.
2980 S. Rainbow Blvd. #220H
Las Vegas, NV   89146

RE: Edgetech Services Inc.
File No. 0-27397
Form 10-KSB for the year ended April 30, 2006
Forms 10-QSB for the quarters ended July 31, 2006 and October 31, 2006

Dear Mr. Radly:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Management's Discussion and Analysis

Liquidity and Capital Resources

1.   We noted your disclosure that your current management team have elected not to be paid any salaries or fees since the Web's Biggest merger.   Please tell us the value of these services for each period that they were provided, and how you

considered SAB Topic 1:B.1 and 5:T with respect to the provision of these services.

Financial Statements

Auditor's Report

2.   Please confirm that that the audit performed by David B. Lantern, CPA was in accordance with the PCAOB standards and have him revise his report accordingly.

Note 1 - History and Organization of the Company

3.   We noted your disclosure that the reverse acquisition transaction between Edgetech Services, Inc. ("Edgetech") and Web's Biggest, Inc. ("Web's) has been treated as a recapitalization of Web's with Web's as the acquirer. We also noted that at the time of the transaction Edgetech was an operating public company, rather than a non-operating public shell, and its business continued thereafter. Using the guidance in SFAS 141, please address the following comments:
    - Explain to us how you determined the cost of the acquired entity (Edgetech).
    - Tell us how you allocated the purchase price of the acquired entity.
    - Explain to us whether or not you identified any intangible assets or goodwill and your basis in GAAP for your determination.

4.   We noted your disclosure in this section, and in your Form 10-QSB for the quarterly period ended October 31, 2006, that you closed down the IT hardware reseller business in September 2005. Please tell us how you considered paragraphs 27, 28, and 41-44 of SFAS 144 in determining how to account and report the operations of this business.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

5.   We noted your disclosure that you recognize revenue from your search engine at the time it is earned. Please explain to us with more specificity your revenue recognition policy relating to your listing and subscription services on your search engine. In your response, please provide the following information:
    - Explain the terms of your revenue generating arrangements including, but not limited to, the duration of the agreements, billing and payment requirements and the rights of cancellation and refund.
    - Explain how you considered each of these terms in your determination of how to recognize revenue and reference the accounting guidance that supports your revenue recognition policy.

Income Taxes

6.   Notwithstanding the U.S tax status of Web's Bigggest and the unprofitable operations of Edgetech, please explain to us how you considered providing all of the other disclosures required by FAS 109.

Note 5 – Long-Term Debt and Due to From Related Parties

7.   We noted your disclosure that notes payable to shareholders is comprised of income earned by the Limited Liability Companies. Please explain to us in sufficient details the nature of your relationship with the Limited Liability Companies, and the nature and accounting impact of the transactions that gave rise to these balances. Also, tell us why the changes in these balances are presented as financing activities rather than operating activities in the statement of cash flows.

Certifications

8.   We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-QSB for the quarterly period ended October 31, 2006

Subsequent Event

9.   We noted your disclosure relating to your subsequent sale of Web's Biggest and acquisition of Data Management, Inc. We also noted that the counterparties to these agreements are affiliated with the Company. Please explain to us how you will account for each of these transactions. In your response, please provide the following information:
- Tell us the voting interest and management functions of each of the counterparties in the Company before the transactions, and their ownership interest and management functions after the transactions in the combined entity.
- Explain how you considered each of these facts in your determination of how to account for each of these transactions and reference the accounting guidance that supports your accounting treatment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information.

Edgetech Services Inc.
Page 4 of 4

Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,
.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant